

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

<u>Via E-mail</u>
Jianguo Xu
Chief Executive Officer
HK Battery Technology, Inc.
800 E. Colorado Boulevard, Suite 888
Pasadena, CA 91101

> **Re: HK Battery Technology, Inc.**
> **Form 8-K**
> **Filed February 19, 2014**
> **File No. 000-52636**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed on February 19, 2014</u>
<u>Item 4.01(a) Change in Registrant's Certifying Accountant</u>

1. Please revise to include the disclosures required by Item 304(a)(1)(iv) of Regulation S-K as it relates to Sadler, Gibb and Associates, LLP for the period from their appointment to their dismissal.

2. Please obtain and file a revised letter from your former accountant stating whether the accountant agrees with the revised statements in your amendment made in response to the Item 304(a) and, if not, stating the respects to which it does not agree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant